EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K.

	2011	2010	2009	2008	2007
(in millions)
Income (loss) before income tax benefit (expense)(A)	$388	$340	$313	$120	$(147)
Less: Net income attributable to non-controlling interests	(55)	(44)	(25)	—	—
Dividends from non-consolidated affiliates	4	5	59	85	111
Interest expense(B)	203	215	235	456	493
Debt amortization expense	44	38	16	13	9
Interest portion of rent expense(C)	18	19	18	17	17
Total earnings	602	573	616	691	483

Capitalized interest	18	4	1	5	7
Interest expense(B)	221	234	253	473	510
Debt amortization expense	44	38	16	13	9
Total fixed charges	283	276	270	491	526

Ratio of earnings to fixed charges	2.13	2.08	2.28	1.41	—
Earnings shortfall	—	—	—	—	(43)
________________
(A)    Excludes equity in income (loss) of non-consolidated affiliates.

(B)	Excludes interest expense on income tax contingencies.

(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.

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